

August 16, 2011

Via E-mail
Alejandro de la Fuente Goic
Chief Financial Officer
Lan Airlines S.A.
Presidente Riesco 5711, 20th Floor
Las Condes
Santiago, Chile

> **Re: Lan Airlines S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed May 5, 2011**
> **File No. 001-14728**

Dear Mr. de la Fuente:

We have reviewed your filing and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by amending your filing and providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Operating and financial Review and Prospects, page 104

Liquidity and capital Resources, page 121

1. We note that you had negative working capital at December 31, 2010 but your disclosure states that you generally benefit from having positive working capital. In this regard, please revise your disclosure to provide the reason for the negative working capital, your expectation of the continuation of such negative working capital and the related impacts on your liquidity and any measures you are taking in response to such impacts.

Consolidated Financial Statements, page F-1

Report of the Independent Registered Public Accounting Firm, page F-2

2. We note that the accountant's report included in your filing is missing the electronic
    signature (name) of the independent registered public accounting firm. Please amend your
    filing to provide an accountant's report that is electronically signed.

Notes to Consolidated Financial Statements, page F-14

Note 5 – Segmental Information, page F-40

3. We note that you have a chief executive officer for each of your passenger and cargo
    businesses. In regard to the cargo business, we further note that (i) you have separate
    subsidiaries for this business, (ii) 20 of your locations are served only by this business, (iii)
    aircraft are dedicated to this business and (iv) LAN Cargo, your main cargo subsidiary, has
    its own board of directors. In connection with this, please tell us (a) the nature of the chief
    executive positions of the passenger and cargo businesses and (b) whether discrete financial
    information is prepared for these businesses, and if so, whether the financial results of each
    are provided to your chief operating decision maker, and (c) who is the chief operating
    decision maker.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at 202-551-3309 with any questions. You may also call me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief